Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2010	2009	2008	2007	2006
			(Millions)
Earnings:
Income before income taxes	$1,103	$1,040	$1,156	$1,318	$940
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(68)	(55)	(55)	(51)	(35)

Income before income taxes and equity earnings	1,035	985	1,101	1,267	905

Add:
Fixed charges:
Interest accrued, including proportionate share from from 50% owned investees and unconsolidated majority-owned investees	393	260	252	226	146
Rental expense representative of interest factor	6	8	11	13	11

Total fixed charges	399	268	263	239	157

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	78	60	64	48	64
Less:
Capitalized interest	(29)	(58)	(43)	(25)	(11)

Total earnings as adjusted	$1,483	$1,255	$1,385	$1,529	$1,115

Fixed charges	$399	$268	$263	$239	$157

Ratio of earnings to fixed charges	3.72	4.68	5.27	6.40	7.10